Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada –  February 12, 2010
(Canadian dollars, except as noted)

PRECISION DRILLING TRUST
REPORTS 2009 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the "Trust" or "Precision") reported revenue of $286 million for the fourth quarter of 2009, an increase of 13% over the third quarter of 2009.  The increase was attributed to higher rig activity due to continued demand for rigs drilling oil wells and an increase in demand for rigs drilling gas wells and services on oil wells.  Earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange ("EBITDA") were $93 million an increase of $7 million or 8% in the fourth quarter compared to the third quarter of 2009.  EBITDA margin as a percentage of revenue decreased one percentage point from the third quarter primarily due to a decrease in the number of idle but contracted rigs in the fourth quarter.  Precision's term contracts provide the Trust with a base of activity and during the fourth quarter 48% of overall drilling rig utilization days were generated from term contracts with term contract utilization day concentration in Canada at 36%, the United States at 59% and Mexico at 100%.

For the quarter ended December 31, 2009, revenue decreased by 15%  and EBITDA declined 31% from the fourth quarter of 2008.  The decrease in revenue and EBITDA is due to significantly lower customer demand on an industry-wide basis, partially mitigated by Precision's acquisition in December 2008 of Grey Wolf, Inc ("Grey Wolf"), an onshore drilling contractor in the United States and Mexico.  Precision reported a net loss of $25 million or negative $0.09 per diluted unit for the quarter ended December 31, 2009, compared to net earnings of $92 million or $0.66 per diluted unit in the fourth quarter of 2008. During the fourth quarter Precision decommissioned 38 drilling rigs, 30 well servicing rigs and nine snubbing units resulting in a non-cash loss on decommissioning of $82 million and a net loss per diluted unit after tax of $0.20.  Other items included in the loss for the fourth quarter of 2009 were a $27 million increase in finance charges and a foreign exchange gain of $18 million. The net loss per unit was also impacted by the increase in units outstanding from the equity issuances during  2009.

For the year ended December 31, 2009, net earnings were $162 million or $0.63 per diluted unit, a decrease of $141 million or 47% compared to $303 million or $2.23 per diluted unit for the year ended December 31, 2008. Net earnings decreased due to the loss from decommissioning rigs, increased financing charges and lower utilization rates throughout North America partially offset by growth in Precision’s rig fleet in the United States. Earnings were supported by high-margin term contracts and a $123 million foreign exchange gain, but these favourable factors did not offset lower earnings from the sharp reduction in equipment utilization and customer pricing compared to 2008 results. Rig utilization days for 2009 were 5% higher than the prior year due to growth in Precision’s United States operations. EBITDA for 2009 totaled $407 million, a 7% decrease from $437 million in 2008.

"December 31, 2009 marks the end of the first full year of the new Precision," stated Kevin Neveu, President and Chief Executive Officer.  "The sequential improvement in drilling and servicing activity Precision experienced in the fourth quarter started in October and continuing through the end of the year is a strong indicator of our customer's need to replace hydrocarbon production and reserves as soon as the economics prove viable.  The combination of improving commodity prices and the developments in unconventional drilling process is playing into Precisions North American high performance high value growth strategy as Precision continues to expand our operations into the emerging markets such as Marcellus, Eagle Ford and the Cardium oil play in Alberta.  Currently Precision has 213 rigs operating with 133 in Canada, 78 in the United States and two in Mexico.

"On a full year basis, 2009 was a difficult period for all North American service providers and Precision has weathered through many difficult challenges.  I am proud of the many accomplishments of Precision and its truly remarkable people.  Namely, achieving the best safety record in company history; reducing long-term debt; integrating Grey Wolf; delivering 16 new rig builds on time, on budget, and under term contract; high-grading fleet quality through tier upgrades; rationalizing less productive assets; and delivering the safe, high performance, high value service that our customers demand.

"The recommendation to convert the Trust to a corporation is an exciting and necessary step in the continued growth of Precision.  Our strategy is to provide high performance, high value services to continue to grow Precision, both in North America and internationally.  It is important that Precision align its capital structure to embrace these growth initiatives and adjust to the new trust regime in Canada that takes effect in 2011.  We look forward to the annual general meeting and support from our unitholders to convert," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	% Change	2009	2008	% Change
Revenue	$286,067	$335,049	(14.6)	$1,197,446	$1,101,891	8.7
EBITDA(1)	92,615	134,795	(31.3)	407,001	436,536	(6.8)
Net earnings (loss)	(24,885)	92,376	(126.9)	161,703	302,730	(46.6)
Cash provided by operations	70,631	82,904	(14.8)	504,729	343,910	46.8
Capital spending	13,992	99,310	(85.9)	193,435	229,579	(15.7)
Distributions declared - in cash	-	53,522	(100.0)	6,408	200,659	(96.8)
Distributions declared - in kind	-	24,029	(100.0)	-	24,029	(100.0)
Net earnings (loss) per unit: (2)
Basic	(0.09)	0.67	(113.4)	0.65	2.23	(70.9)
Diluted	(0.09)	0.66	(113.6)	0.63	2.23	(71.7)

Distributions declared per unit
In cash	-	0.39	(100.0)	0.04	1.56	(97.4)
In kind	$-	$0.15	(100.0)	$-	$0.15	(100.0)
Contract drilling rig fleet	352	375	(6.1)	352	375	(6.1)
Drilling rig utilization days:
Canada	6,595	9,066	(27.3)	21,229	34,488	(38.4)
United States	5,899	3,248	81.6	22,672	8,006	183.2
International	172	16	975.0	710	159	346.5
Service rig fleet	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	60,108	79,507	(24.4)	207,361	335,127	(38.1)
(1) EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange.  See "NON-GAAP MEASURES".
(2) Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009. See "Per Unit Amounts".

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	December 31, 2009	December 31, 2008
Working capital	$320,861	$345,329
Working capital ratio	3.5	2.0
Long-term debt (1)	$748,725	$1,368,349
Total long-term financial liabilities	$775,418	$1,399,300
Total assets	$4,191,713	$4,833,702
Long-term debt to long-term debt plus equity ratio	0.22	0.37
 (1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

During the fourth quarter Precision reduced its outstanding debt by $87 million through voluntary debt prepayments of US$75 million and a quarter-end prepayment of US$6 million.  As a result of the voluntary prepayments Precision realized additional non-cash pretax expense in the quarter of $8 million related to the amortization of deferred financing costs.

Precision's top priority for 2009 was strengthening its capital structure and as a result Precision took decisive steps throughout the year to conserve cash, reduce its debt levels and improve its financial position. In total, Precision reduced long-term debt by $565 million during 2009 while maintaining a strong working capital balance of $321 million at December 31, 2009. Cash conservation continues through the indefinite suspension of cash distributions to unitholders and cost reduction measures that included personnel reductions and operating facility consolidation. In addition, planned upgrade capital expenditures on existing equipment were significantly reduced.  During 2009, 16 new Super Series rigs from the 2008 build program were completed and are working for customers under term contracts. Capital expenditures for 2009 totaled $193 million, with $163 million expended on the new build program.

Revenue of $286 million in the fourth quarter of 2009 was 15% lower than the prior year period.  The decrease was due to low commodity prices that led to a sharp reduction in the demand for drilling and servicing of natural gas wells. The decrease was partially mitigated by Precision's 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 159 drilling rigs during the fourth quarter of 2009 as compared to a fleet of 40 drilling rigs in 2008.  Revenue in Precision's Canadian Contract Drilling Services division decreased 37% while revenue declined 38% in the Canadian-based Completion and Production Services segment compared to the fourth quarter of 2008.   The mix of drilling rigs under term contracts and on technically advanced well-to-well programs supported relatively strong average rig dayrate results in the fourth quarter.

The Trust reported EBITDA for the fourth quarter of $93 million compared with $135 million for the fourth quarter of 2008.  EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles ("GAAP") as discussed in the "Non-GAAP Measures" section in this release. EBITDA margin, calculated as a percentage of revenue, was 32% for the fourth quarter of 2009 compared to 40% for the same period in 2008. The EBITDA margin decrease was attributable to decreased customer pricing and lower overall utilization in both operating segments offset by margin payments from idle but contracted rigs and cost cutting initiatives in the United States and Canada. Consistent with the previous quarter, Precision's term contract position, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain and maintenance facilities served to limit the declines.

In the Contract Drilling Services segment Precision currently markets 352 contract drilling rigs, including 203 in Canada, 146 in the United States, three rigs in international locations and 96 drilling rig camps.  Precision’s Completion and Production Services segment markets 200 service rigs, 20 snubbing units, 78 wastewater treatment units and a broad mix of rental equipment.

During the fourth quarter of 2009, an average of 72 drilling rigs worked in Canada, 64 in the United States and 2 in Mexico totaling 138 rigs.  This compares with an average of 106 drilling rigs working in the third quarter of 2009.

Although activity steadily improved during the quarter, the overall demand for drilling services remained weak due to low average natural gas prices.

During the last quarter of 2009, three rigs were moved from the United States to work under contract in Canada while internationally, there was no change in rig counts as Precision continued to operate two drilling rigs in Mexico and has one idle rig in Chile. Precision will be purposeful in deploying rigs to international markets with contracts that reward high value high performance services.

During most of 2009, the industry and Precision experienced declining utilization as customer spending was dramatically reduced because of lower oil and natural gas commodity prices. For the fourth quarter of 2009 AECO natural gas spot prices averaged $4.53 per MMBtu, a decrease of 32% over the fourth quarter 2008 average of $6.71 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.29 per MMBtu in the fourth quarter of 2009 a decrease of 33% over the fourth quarter 2008 average of US$6.36 per MMBtu.  West Texas Intermediate crude oil averaged US$75.83 per barrel during the quarter compared to US$58.18 per barrel in the same period in 2008. The one-year forward price for North American natural gas was also lower, trading in a range of about $4.75 to $6.25 on Canadian and U.S. exchanges in the fourth quarter of 2009, compared to a range of about $5.75 to $8.25 in the same quarter of 2008.

Uncertain capital markets, a weak United States currency and uncertainty about future natural gas commodity prices continue to have a negative impact on the North American oilfield service industry.   These factors have improved in 2010 and according to industry sources, as at February 5, 2010, the United States active land drilling rig count was down about 4% from the same period in the prior year while the Canadian drilling rig count was up about 28%.

Summary for the three months ended December 31, 2009:

• Voluntary prepayments of US$81 million were made to reduce long-term secured debt.

•Revenue was $286 million a decrease of $49 million or 15% from the prior year quarter due to lower industry-wide customer demand and lower pricing for most of Precision's services.

•The operating loss was $25 million, a decrease of $137 million from the fourth quarter in 2008. In the fourth quarter of 2009, Precision recorded an impairment charge of $82 million related to the decommissioning of 38 drilling rigs and 30 well servicing rigs and nine subbing units.  Excluding the decommissioning loss, operating earnings were 20% of revenue, compared to 33% in 2008.   Margins were supported by term contracts but declined overall due to lower equipment utilization and customer pricing for new work. Operating earnings is not a recognized financial measure under GAAP as discussed in the section "Non-GAAP Measures" in this release.

•Capital expenditures for the purchase of property, plant and equipment were $14 million in the fourth quarter, a decrease of $85 million over the same period in 2008, and included $6 million on expansionary capital initiatives and $8 million on the upgrade of existing assets.  Precision's 2008 new rig build program has been completed and upgrade capital spending continues to be restricted at low levels to match equipment utilization.

• Financial charges were $34 million, an increase of $27 million from the prior year.  This increase is due to credit facilities entered into during the fourth quarter 2008 in connection with the acquisition of Grey Wolf.  The increase over the third quarter of 2009 is due to the $8 million amortization of debt financing charges from the voluntary debt prepayments in the fourth quarter.

•A significant portion of Precision’s secured credit facilities are denominated in United States dollars.  During the quarter Precision recorded a foreign exchange gain of $18 million primarily due to a weakening of the United States dollar compared to the Canadian dollar and the effect on the financial statement translation of long-term monetary items.

•General and administrative costs were $24 million, an increase of $5 million from the prior year due primarily to growth in Precision's United States operations, professional fees for advisory services and accruals for unit based compensation plans partially offset by personnel reductions and cost cutting initiatives.  Sequentially, costs were $0.9 million or 4% lower than the third quarter due primarily to  reduced fixed costs.

•Average revenue per utilization day for contract drilling rigs in the fourth quarter of 2009 compared to the same period in 2008 decreased to US$19,056 from US$21,711 in the United States and in Canada decreased to $16,551 from $17,927. The decrease in the revenue rates for Canada is primarily the result of competitive pricing pressure and reduced field wages which took effect in the second quarter of 2009 that were passed along to the customer.   These figures include US$6 million in revenue generated from idle but contracted rigs associated with term contracts.  Turnkey revenue was US$3 million generated from 106 utilization days. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $625 in the fourth quarter of 2009 compared to $614 in the third quarter of 2009 and $736 for the fourth quarter of 2008.

•Average operating costs per utilization day for drilling rigs increased in the fourth quarter of 2009 to US$11,942 from the prior year fourth quarter of US$11,226 in the United States and decreased in Canada from $9,459 to $8,770. In the United States the increase was impacted by turnkey operations where there is a larger scope of drilling costs that the drilling contractor is responsible for providing, with a commensurate increase in revenue.  Costs were down on Canadian drilling rigs due to lower crew wages and cost saving initiatives partially offset by fixed costs and an average deeper fleet working.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $448 in the fourth quarter of 2009 compared to $492 in the fourth quarter of 2008.

Summary for the year ended December 31, 2009:

•  Precision lowered its debt to capitalization ratio from 0.37 at December 31, 2008 to 0.22 at December 31, 2009 with net debt repayments of $565 million from proceeds through three equity issuances and cash flow from operations. As at December 31, 2009 Precision had a cash balance of $131 million and in combination with access to its US$260 million revolving credit facility and $25 million operating line, Precision continues to carry ample liquidity.

• The integration of Grey Wolf in the United States has proceeded on schedule with a new organizational structure and financial systems in place throughout the second half of 2009. The roll-out of vertical business support through supply chain and equipment management was in place throughout the fourth quarter and the development of new processes will continue through 2010.

• Revenue was $1.2 billion, an increase of $96 million or 9% from the prior year due to growth in Precision's United States operations offset by lower activity levels and lower customer pricing.

•Operating earnings were $187 million, a decrease of $166 million or 47% from 2008. Operating earnings were 16% of revenue, compared to 32% in 2008.  Operating earnings were lower in the current year in part due to an $82 million loss from the decommissioning of rigs.

•Capital expenditures for the purchase of property, plant and equipment were $193 million in 2009, a decrease of $36 million over 2008, and included $163 million on expansionary capital initiatives and $30 million on the upgrade of existing assets.  During 2009, 16 newly-built Super Series drilling rigs were added to the fleet under term contracts, seven in Canada and nine in the United States.

• Financial charges were $147 million, an increase of $133 million from the prior year due to debt service and refinancing costs associated with acquisition growth late in the fourth quarter of 2008.  With the refinancing accomplished in the first half of this year and debt prepayment in the fourth quarter finance charges are expected to be lower in future quarters.

•A significant portion of Precision’s secured credit facilities are denominated in United States dollars.  During 2009, Precision recorded a foreign exchange gain of $123 million primarily due to a weakening of the United States dollar compared to the Canadian dollar and the effect on the translation of long-term monetary items.

•General and administrative costs were $98 million, an increase of $31 million from the prior year due primarily to acquisition growth in Precision's United States operations partially offset by personnel reductions and cost cutting initiatives.

OUTLOOK

The effects of a weak global economy and resulting low energy commodity prices continued throughout most of 2009. While the economy has begun to show signs of stabilization and oil pricing has recovered somewhat, there remains considerable demand uncertainty for both oil and natural gas and this has led to low underlying customer demand for oilfield services.  There are signs in the market that these trends may be reversing as Precision is seeing higher customer demand in all of its service areas, including demand for more oil related and gas related activity.  While demand for oilfield services is improving, the rate and duration of these improvements cannot be determined at this time.

Moving into the first quarter of 2010, industry fundamentals for natural gas are beginning to show improvements.  Storage levels for natural gas in the United States have moved down to near the top of the range of the last five year's storage levels and natural gas prices have strengthened over the last two months.  Supplies of natural gas, especially unconventional resource plays in Texas and Louisiana, came on line in late 2008 and early 2009 from drilling activity which peaked in 2008. A significant portion of these wells, and the associated gas production gains, are subject to high depletion rates and the prior decline in drilling is beginning to show decreases in recently reported production levels.

Despite this recent improvement, uncertainty remains for the United States natural gas markets, as concerns over consumption and the global economy continue to overshadow lower Canadian imports and the drop in active North American rigs drilling for natural gas.  Based upon the latest available data, United States natural gas supply has dropped 2% from peak levels achieved in mid 2009 and Precision expects the supply of natural gas to show additional declines over the next several months as active gas rig counts remain relatively low.  Subject to demand volatility, this should lead to higher commodity prices and support a recovery in drilling activity which Precision is beginning to see in first quarter 2010 activity levels.

While equipment utilization levels are beginning to improve, there still remains competitive pressure on all of Precision's service offerings.  During the last nine months in the United States, there has been a steady increase in the number of rigs operating and as such Precision is seeing modest dayrate increases on recent spot market contracts.  In Canada, there has been a recent seasonal increase in rigs working in Canada that is exceeding early 2009 levels.  In both Canada and the United States, all of Precision's Tier I rigs are working along with about 60% of the Tier II rigs.  Approximately 20% of the Tier III rigs are working today.  Precision expects  low Tier III utilization to persist into 2010 and potentially longer depending on natural gas prices.  Customers have provided very little visibility regarding their oilfield service plans and expenditures for the summer 2010 drilling season in Canada.  In the United States, Precision expects the working rig count to continue to modestly improve as we move through 2010, subject to changes in commodity prices.

Precision continues to carry a strong portfolio of long-term customer contracts that help mitigate the effects of the downturn.  Precision expects to have an average of approximately 75 rigs under day work term contract in North America in the first quarter of 2010 and an average of 71 for the second quarter.  These term contract totals include four rigs in the United States that are currently not working but receiving margin revenue from customers.  In Canada, term contracted drilling rigs generate about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in the United States Precision expects about 350 utilization days in most regions.

For 2010, Precision expects to have an average of approximately 34 rigs in Canada under term contract and 31 in the United States and one in Mexico, for a total of 66 for the full year.  For the calendar year of 2011, Precision expects an average of approximately 36 rigs to be generating revenue under existing term contracts, with 19 of these in Canada and 17 in the United States.  Precision’s long-term contracts continue to be honoured by its customers although in some cases, term revisions have been negotiated within original economic terms or paid out.  Precision currently expects that additional term contracts for existing equipment will be entered into during 2010 as current negotiations are ongoing with several customers in Canada and the United States.

Precision expects to keep non-expansion capital expenditures at low levels. For 2010, Precision expects to have capital expenditures of $75 million, which includes $50 million in sustaining upgrade and infrastructure expenditures and $25 million is planned for performance improvements to improve the Tier classification of 13 to 15 rigs during the year. Currently, there are potential market opportunities to construct several new rigs and Precision may allot new expansion capital subject to customer term contract economics.

Despite persistent market uncertainty and near term challenges, the future of the global oil and gas service industry remains promising. Precision has positioned its rig fleet in most of the onshore growth basins in North America and this is expected to provide an opportunity to demonstrate its value to customers through delivery of high performance, high value services that deliver low customer well costs and strong relative margins to Precision.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars)	2009	2008	% Change	2009	2008	% Change
Revenue:

Contract Drilling Services	$239,356	$261,379	(8.4)	$1,030,852	$809,317	27.4
Completion and Production Services	49,119	79,644	(38.3)	176,422	308,624	(42.8)
Inter-segment eliminations	(2,408)	(5,974)	59.7	(9,828)	(16,050)	38.8
	$286,067	$335,049	(14.6)	$1,197,446	$1,101,891	8.7

Operating earnings (loss): (1)

Contract Drilling Services	$(10,752)	$98,809	(110.9)	$210,784	$302,061	(30.2)
Completion and Production Services	(6,477)	21,811	(129.7)	10,934	86,088	(87.3)
Corporate and other	(7,780)	(9,095)	14.5	(34,890)	(35,442)	1.6
	$(25,009)	$111,525	(122.4)	$186,828	$352,707	(47.0)
 (1) Non-GAAP measure.  See "NON-GAAP MEASURES".

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,						Year ended December 31,
(stated in thousands of Canadian dollars, except where noted)	2009			2008		% Change	2009		2008		% Change
Revenue		$239,356			$261,379	(8.4)		$1,030,852		$809,317	27.4
Expenses:
Operating		138,712			136,492	1.6		578,225		425,051	36.0
General and administrative		11,720			7,819	49.9		55,160		25,129	119.5
EBITDA (1)		88,924			117,068	(24.0)		397,467		359,137	10.7
Loss on asset decommissioning		67,794			-	nm		67,794		-	nm
Depreciation		31,882			18,259	74.6		118,889		57,076	108.3
Operating earnings (loss) (1)		$(10,752)			$98,809	(110.9)		$210,784		$302,061	(30.2)
Operating earnings (loss) as a percentage of revenue		(4.5%	)		37.8%			20.4%		37.3%

Drilling rig revenue per utilization day in Canada (2)		$16,551			$17,927	(7.7)		$17,824		$16,420	8.6
Drilling rig revenue per utilization day in the United States (2)	US$	19,056		US$	21,711	(12.2)	US$	19,882	US$	21,610	(8.0)
(1) Non-GAAP measure.  See "NON-GAAP MEASURES".
(2) Includes revenue from idle but contracted rig days and/or rig contract lump sum payouts.
nm - calculation not meaningful

	Three months ended December 31,
Canadian onshore drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	203	829	220	884
Drilling rig operating days (spud to release)	5,864	24,988	8,138	34,855
Drilling rig operating day utilization	28%	32%	40%	43%
Number of wells drilled	657	2,643	1,010	4,733
Average days per well	8.9	9.5	8.1	7.4
Number of metres drilled (000s)	1,035	4,193	1,415	6,173
Average metres per well	1,575	1,587	1,401	1,304
Average metres per day	176	168	174	177

	Year ended December 31,
Canadian onshore drilling statistics: (1)	2009		2008
	Precision	Industry (2)	Precision	Industry (2)
Number of drilling rigs (end of period)	203	829	220	884
Drilling rig operating days (spud to release)	18,967	78,005	30,716	133,744
Drilling rig operating day utilization	23%	25%	37%	42%
Number of wells drilled	2,198	8,254	4,061	16,441
Average days per well	8.6	9.5	7.6	8.1
Number of metres drilled (000s)	3,316	12,470	5,440	21,924
Average metres per well	1,509	1,511	1,340	1,334
Average metres per day	175	160	177	164
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors ("CAODC"), Precision and Daily Oil Bulletin – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics: (3)	2009		2008
	Precision	Industry (4)	Precision	Industry (4)
Average number of active land rigs for quarters ended:
March 31	82	1,287	13	1,712
June 30	50	885	15	1,797
September 30	53	936	24	1,910
December 31	64	1,073	35	1,861
Year average	62	1,046	22	1,814

(3) United States lower 48 operations only.
(4) Baker Hughes rig counts.

In the Contract Drilling Services segment, revenue for the fourth quarter of 2009 decreased by 8% to $239 million while EBITDA decreased by 24% to $89 million compared to the same period in 2008. The decrease in revenue was due to lower activity and dayrates partially offset by acquisition growth in late December 2008.  Accordingly, the decline in EBITDA was due to lower rig utilization and lower customer pricing, partially mitigated by strong term contracts.

Activity and dayrates in North America were impacted by lower customer demand due to continued low natural gas prices although resurgent oil prices were favourable.  Drilling rig revenue per utilization day in Canada was down 8% over the prior year due to competitive pricing in the spot market partially offset by having proportionately more activity from contracted rigs and a higher percentage of activity from Tier I rigs which typically receive a dayrate premium.  During the quarter, 36% of Precision’s utilization days in Canada and 59% of the utilization days in the United States were generated from rigs under term contract.  In the United States, the average drilling utilization dayrates for Precision remained firm due to term contracted rigs and margin contributions from idle but contracted rigs.   As at the end of the quarter in the United States there were 37 drilling rigs working under term contracts and another eight idle but contracted rigs where Precision was receiving the margin payment only.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the fourth quarter of 2009 were 6,595 a decrease of 27% compared to 9,066 in 2008.   Drilling rig activity for Precision in the United States was 82% higher than the same quarter of 2008 due to acquisition growth in December 2008. Prior to the acquisition of Grey Wolf, Precision did not have any drilling rigs operating internationally in the fourth quarter of 2008 compared to 172 utilization days in the current quarter from operations in Mexico.

Operating expenses were 58% of revenue for the quarter compared to 52% for the prior year quarter.  Operating costs for the quarter were higher than the prior year due to customer pricing declines that outpaced the decline in variable operating costs and rig mix with a new composition of rigs and contracts in United States operations due to acquisition growth.

For the quarter, EBITDA margins contracted eight percentage points to 37% over the prior year period due to the significant drop in activity and increased pressure on dayrates. The reduction was mitigated through fixed cost reductions and vertical business support through supply chain management in Canada, aided by the addition of supply chain management in United States operations during the second half of 2009. Sequentially, the current quarter EBITDA margins were three percentage points lower than the third quarter of 2009 due to less flow through margin from idle but contracted rigs and the proportion of higher rig activity from new lower dayrate work.

During the fourth quarter the Contract Drilling Services segment recognized a loss of $68 million related to the decommissioning of 38 drilling rigs.  Depreciation for the quarter was $14 million higher than 2008 due to the increase in United States activity and asset mix associated with higher performance Tier I and II rig utilization and acquisition growth. The segment applies the unit of production method in calculating rig depreciation expense.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(stated in thousands of Canadian dollars, except where noted)	2009	2008	% Change	2009	2008	% Change
Revenue	$49,119	$79,644	(38.3)	$176,422	$308,624	(42.8)
Expenses:
Operating	33,528	50,880	(34.1)	123,846	188,705	(34.4)
General and administrative	2,908	2,930	(0.8)	10,077	10,865	(7.2)
EBITDA: (1)	12,683	25,834	(50.9)	42,499	109,054	(61.0)
Loss on asset decommissioning	14,379	-	nm	14,379	-	nm
Depreciation	4,781	4,023	18.9	17,186	22,966	(25.2)
Operating earnings (loss) (1)	$(6,477)	$21,811	(129.7)	$10,934	$86,088	(87.3)
Operating earnings (loss) as a percentage of revenue	(13.2%)	27.4%		6.2%	27.9%

	Three months ended December 31,			Year ended December 31,
Canadian well servicing statistics:	2009	2008	% Change	2009	2008	% Change
Number of service rigs (end of period)	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	60,108	79,507	(24.4)	207,361	335,127	(38.1)
Service rig operating hour utilization	29%	38%		38%	54%
Service rig revenue per operating hour	$625	$736	(15.1)	$652	$708	(7.9)
(1) Non-GAAP measure.  See "NON-GAAP MEASURES".
nm - calculation not meaningful

In the Completion and Production Services segment, revenue for the fourth quarter of 2009 decreased by 38% from the comparable quarter of 2008 to $49 million while EBITDA declined by 51% to $13 million.  The decrease in revenue and EBITDA is attributed to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas commodity prices.

Service rig activity declined 24% from the prior year period, with the service rig fleet generating 60,108 operating hours in the fourth quarter of 2009 compared with 79,507 hours in 2008 for utilization of 29% and 38%, respectively.  The reduction was the result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.  New well completions accounted for 28% of service rig operating hours in the fourth quarter compared to 36% in the same quarter in 2008.   Well completions in Canada in the fourth quarter were down 75% from the same quarter in 2008.

For the fourth quarter of 2009, quarterly EBITDA margins contracted seven percentage points to 26% over the prior year period due to a significant drop in activity and increased pressure on hourly rates. Sequentially, the current quarter EBITDA margin was five percentage points higher than the third quarter of 2009 due to  higher service rig activity in oil producing regions and stabilization of customer pricing.  Average service rig revenue per operating hour decreased $111 over the prior year.  Reduction in labour costs of approximately $23 per hour contributed to lower variable operating expenses, however fixed costs spread over a lower activity base and lower revenue rates led to an increase in operating expenses as a percentage of revenue from 64% in the fourth quarter of 2008 to 68% for the same period in 2009.

In the fourth quarter the Completion and Production Services segment recorded a $14 million loss related to the decommissioning of 30 well servicing rigs and nine snubbing units.  Depreciation in the fourth quarter of 2009 was higher than the prior year period due to a gain on disposal of property recorded in 2008 offset by lower equipment utilization in the current period. The segment applies the unit of production method in calculating well servicing rig depreciation expense.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses decreased by 14% to $8 million in the fourth quarter of 2009 compared to $9 million in the same period of 2008. The decrease was primarily associated with a $2 million gain on disposal of property during the current year quarter offset by costs associated with the integration of the expanded United States operations.

OTHER ITEMS
Net financing charges of $34 million for the fourth quarter of 2009 were $27 million higher than the prior year.  Included in financing charges is $14 million for the amortization of deferred financing costs which includes an $8 million charge associated with the voluntary debt prepayments in the fourth quarter of 2009.  Interest in the quarter was $21 million and reflected reduced debt levels that resulted from refinancing activities throughout the year.  The increase in interest expense over the prior year is attributable to higher long-term debt associated with the acquisition of Grey Wolf.  During the second quarter, Precision entered into interest rate agreements that effectively fixed the overall effective interest rate at current levels on a significant portion of the term debt in the secured credit facility for its remaining term.

The Trust’s effective tax rate on earnings before income taxes for 2009 was nil compared to 11% for the same period in 2008.  The decrease in the effecitve tax rate year-over-year is primarily due to the impact of foreign exchange gains and Income taxed at lower rates.

At December 31, 2009 Precision reported goodwill of $761 million of which $476 million relates to the United States contract drilling business unit. With specific reference to goodwill impairment, Precision has not recognized any impairment at the end of 2009 and will continue to monitor the business climate as to any impairment in 2010.

LIQUIDITY AND CAPITAL RESOURCES
During the fourth quarter Precision used $47 million of cash reserves and $124 million in operating cash inflow to fund a $53 million increase in non-cash working capital, $14 million in net capital spending, $7 million tax assessment and $87 million in long-term debt reduction.  Liquidity remains sufficient as Precision had a cash balance of $131 million and the US$260 million Revolver in its Secured Facility remains undrawn except for US$28 million in outstanding letters of credit as at December 31, 2009.  In addition to the Secured Facility, Precision has available a $25 million operating facility which is to be utilized for working capital management and the issuance of letters of credit.  During the current quarter, working capital increased by $42 million over the third quarter to $321 million due in part to a $17 million increase in income taxes recoverable as improving operating activity was offset by the completion of new asset construction.

In connection with the 2008 acquisition of Grey Wolf, a subsidiary of the Trust entered into a new senior secured credit facility (the "Secured Facility") with a syndicate of lenders that is guaranteed by the Trust and was comprised of term loans and a revolving facility (the "Revolver"). Precision also entered into an unsecured bridge facility with certain of the lenders (the "Unsecured Facility" and, together with the Secured Facility, the "Credit Facilities") that was also guaranteed by the Trust.  The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

On February 18, 2009 the Trust issued 46 million Trust units at US$3.75 per unit for gross proceeds of $217 million and proceeds net of fees and expenses of $209 million. The proceeds were used to repurchase the outstanding convertible notes assumed in conjunction with the Grey Wolf acquisition.  All of the note holders exercised the repurchase option.

In April, Precision announced a series of financing transactions that raised approximately $380 million which was used to strengthen the Trust’s balance sheet by refinancing and restructuring the debt incurred in the acquisition of

Grey Wolf.  The financing transactions enabled the repayment and retirement of Precision's Unsecured Facility loans of $296 million (US$235 million) which bore interest at 17% and allowed Precision's Secured Facility to be fully syndicated and thereby provide certainty to the cost of debt.  Precision issued $175 million of unsecured notes with an eight-year life requiring no principal payments for the first five years, and reduced the available Revolver capacity to US$260 million in conjunction with the closing of these financing transactions.

The financing transactions, coupled with the Trust's February 2009 unit offering, reduced Precision's blended interest rate to approximately 8.3%, reduced Precision's cash interest expense and reduced overall leverage.  During the fourth quarter, Precision made voluntary prepayments on the Secured Facility of US$81 million andbecause of these prepayments, the 2010 mandatory debt payments under the Secured Facility are less than $1 million.

The terms of the documents governing the Secured Facility contain provisions that in the event of default or in liquidation scenario ensure the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries.  Amounts due and owing to the lenders under the Secured Facility must be paid before any distributions can be made to unitholders.

As at December 31, 2009, approximately $711 million was outstanding under the Secured Facility and $175 million was outstanding under the unsecured notes.

The Secured Facility contains customary covenants including three financial covenants:  a leverage ratio; interest coverage ratio; and fixed charge coverage ratio. Recently, Precision successfully amended certain financial covenant terms to provide greater flexibility and for 2010 expects to remain in full compliance with complete access to its Revolver and operating line.

During 2009, the Trust generated cash from continuing operations of $505 million and the issuance of Trust units for net proceeds of $413 million.  The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $204 million, repay long-term debt of $565 million, pay additional finance charges of $22 million, pay an income tax assessment of $7 million and make cash distributions to unitholders of $27 million leaving a cash increase at December 31, 2009 of $84 million offset by a $24 million unrealized foreign exchange loss on holding foreign cash.

CAPITAL STRUCTURE AND DISTRIBUTIONS
Precision also announced today that its Board of Trustees will be recommending to unitholders that they approve the conversion of Precision's capital structure from an income trust to a traditional corporate structure during the second quarter of 2010. The conversion, subject to unitholder vote at the annual general meeting on May 11, 2010, is in response to legislated Canadian tax changes scheduled for January 1, 2011. In addition, the conversion aligns with Precision's stated strategy to reduce debt and grow its high performance high value energy service business in North America and international markets.

On December 16, 2009 the Trust announced the continued indefinite suspension of cash distributions in order to maintain focus on debt reduction.

Precision has initiated a number of cost reduction and cash generation plans designed to strengthen its capability to reduce net long-term debt and improve its underlying credit quality and capital structure.  The near-term management strategy involves retaining funds from available distributable cash to repay debt and fund required capital expenditures and finance working capital needs.  Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per unit amounts)

	2009
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$448,445	$209,597	$253,337	$286,067
EBITDA (1)	169,387	59,260	85,739	92,615
Net earnings (loss):	57,417	57,475	71,696	(24,885)
Per basic unit (2)	0.30	0.23	0.26	(0.09)
Per diluted unit (2)	0.27	0.22	0.25	(0.09)
Cash provided by continuing operations	201,596	212,554	19,948	70,631
Distributions declared	$6,408	$-	$-	$-

	2008
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$342,689	$138,514	$285,639	$335,049
EBITDA (1)	147,347	35,574	118,820	134,795
Net earnings:	106,266	21,739	82,349	92,376
Per basic unit (2)	0.79	0.16	0.61	0.67
Per diluted unit (2)	0.79	0.16	0.61	0.66
Cash provided by continuing operations	57,307	200,458	3,241	82,904
Distributions declared	$49,046	$49,045	$49,046	$77,551

(1) Non-GAAP measure.  See "NON-GAAP MEASURES".
(2) Net earnings per basic and diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009.

NON-GAAP MEASURES

Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believe these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings (loss) under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to EBITDA.

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
EBITDA	$92,615	$134,795	$407,001	$436,536
Add (deduct):
Loss on asset decommissioning	(82,173)	-	(82,173)	-
Depreciation and amortization	(35,451)	(23,270)	(138,000)	(83,829)
Foreign exchange	17,791	(1,710)	122,846	2,041
Financing charges	(34,454)	(7,603)	(147,401)	(14,174)
Income taxes	16,787	(9,836)	(570)	(37,844)
Net earnings (loss)	$(24,885)	$92,376	$161,703	$302,730

Operating earnings (loss)
Management believes that in addition to net earnings (loss), operating earnings (loss) as reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.  Operating earnings as calculated by Precision was changed in the year and it now excludes the effects of foreign exchange.  The revised calculation is a better reflection of results from operations without consideration as to how results were impacted by foreign exchange.

The following table provides a reconciliation of net earnings (loss) under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit), to operating earnings (loss).

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
Operating earnings (loss)	$(25,009)	$111,525	$186,828	$352,707
Add (deduct):
Foreign exchange	17,791	(1,710)	122,846	2,041
Financing charges	(34,454)	(7,603)	(147,401)	(14,174)
Income taxes	16,787	(9,836)	(570)	(37,844)
Net earnings (loss)	$(24,885)	$92,376	$161,703	$302,730

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "propose", "plan", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to:  that finance charges are expected to be lower in future quarters; that Precision expects the working rig count to continue to modestly improve; that a certain number of rigs will work under day work term contracts in future periods; that Precision currently expects additional term contracts for existing equipment during 2010; that there are potential market opportunities to construct several new rigs; and that Precision's positioning in most of the onshore growth basins in North America is expected to provide an opportunity to demonstrate its value.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2009	December 31, 2008

ASSETS

Current assets:
Cash and cash equivalents	$130,799	$61,511
Accounts receivable	283,899	601,753
Income tax recoverable	25,753	13,313
Inventory	9,008	8,652
	449,459	685,229

Income tax recoverable	64,579	58,055
Property, plant and equipment	2,913,966	3,243,213
Intangibles	3,156	5,676
Goodwill	760,553	841,529
	$4,191,713	$4,833,702

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$128,376	$270,122
Distributions payable	-	20,825
Current portion of long-term debt	223	48,953
	128,599	339,900

Long-term liabilities	26,693	30,951
Long-term debt	748,725	1,368,349
Future income taxes	703,195	770,623
	1,607,212	2,509,823

Unitholders’ equity:
Unitholders’ capital	2,770,708	2,355,590
Contributed surplus	4,063	998
Retained earnings (deficit)	107,227	(48,068)
Accumulated other comprehensive income (loss)	(297,497)	15,359
	2,584,501	2,323,879

	$4,191,713	$4,833,702

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2009	2008	2009	2008

Revenue	$286,067	$335,049	$1,197,446	$1,101,891

Expenses:
Operating	169,832	181,873	692,243	598,181
General and administrative	23,620	18,381	98,202	67,174
Loss on asset decommissioning	82,173	-	82,1723	-
Depreciation and amortization	35,451	23,270	138,000	83,829
Foreign exchange	(17,791)	1,710	(122,846)	(2,041)
Finance charges	34,454	7,603	147,401	14,174
Earnings (loss) before income taxes	(41,672)	102,212	162,273	340,574

Income taxes:
Current (recovery)	(28,281)	(716)	(14,901)	6,102
Future	11,494	10,552	15,471	31,742
	(16,787)	9,836	570	37,844

Net earnings (loss)	(24,885)	92,376	161,703	302,730
Retained earnings (deficit), beginning of period	132,112	(62,893)	(48,068)	(126,110)
Distributions declared	-	(77,551)	(6,408)	(224,688)

Retained earnings (deficit), end of period	$107,227	$(48,068)	$107,227	$(48,068)
Earnings (loss) per unit:
Basic	$(0.09)	$0.67	$0.65	$2.23
Diluted	$(0.09)	$0.66	$0.63	$2.23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Net earnings (loss)	$(24,885)	$92,376	$161,703	$302,730
Unrealized loss recorded on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(47,390)	11,222	(312,856)	11,222

Comprehensive income (loss)	$(72,275)	$103,598	$(151,153)	$313,952

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Cash provided by (used in):
Operations:
Net earnings (loss)	$(24,885)	$92,376	$161,703	$302,730
Adjustments and other items not involving cash:
Long-term compensation plans	396	373	3,310	2,163
Loss on asset decommissioning	82,173	-	82,173	-
Depreciation and amortization	35,451	23,270	138,000	83,829
Future income taxes	11,494	10,552	15,471	31,742
Unrealized foreign exchange	4,670	7,259	(113,649)	7,219
Amortization of debt issue costs and debt settlement	13,774	798	43,893	798
Other	655	-	655	-
Changes in non-cash working capital balances	(53,097)	(51,724)	173,173	(84,571)
	70,631	82,904	504,729	343,910

Investments:

Purchase of property, plant and equipment	(13,992)	(99,310)	(193,435)	(229,579)
Proceeds on sale of property, plant and equipment	5,721	5,115	15,978	10,440
Business acquisitions	-	(752,873)	-	(768,392)
Changes in income tax recoverable	(6,524)	-	(6,524)	(55,148)
Changes in non-cash working capital balances	(6,103)	11,914	(26,250)	22,583
	(20,898)	(835,154)	(210,231)	(1,020,096)

Financing:
Increase in long-term debt	-	1,087,523	408,893	1,308,040
Repayment of long-term debt	(86,666)	(71,267)	(974,271)	(179,826)
Debt issue costs	-	(160,098)	(21,628)	(160,098)
Distributions paid	-	(49,046)	(27,233)	(216,304)
Issuance of trust units, net of issue costs	-	-	413,223	-
Change in bank indebtedness	-	-	-	(14,115)
	(86,666)	807,112	(201,016)	737,697

Effect of exchange rate changes on cash and cash equivalents	(9,797)	-	(24,194)	-
Change in cash and cash equivalents	(46,730)	54,862	69,288	61,511
Cash and cash equivalents, beginning of period	177,529	6,649	61,511	-

Cash and cash equivalents, end of period	$130,799	$61,511	$130,799	$61,511

The following tabular information is stated in thousands of Canadian dollars, except for unit amounts which are stated in thousands of units.

Long-term debt
As at December 31	2009	2008
Secured facility:
Term Loan A	$288,887	$489,215
Term Loan B	422,097	489,840
Revolving credit facility	–	107,981
Unsecured senior notes	175,000	–
Unsecured facility	–	168,352
Unsecured convertible notes:
3.75% notes	–	168,413
Floating rate notes	–	152,801
	885,984	1,576,602
Less net unamortized debt issue costs	(137,036)	(159,300)
	748,948	1,417,302
Less current portion	(223)	(48,953)
	$748,725	$1,368,349

Per Unit Amounts

The following tables reconcile the net earnings (loss) and weighted average units outstanding used in computing basic and diluted earnings (loss) per unit:

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Net earnings (loss) - basic	$(24,885)	$92,376	$161,703	$302,730
Impact of assumed conversion of convertible debt,
net of tax	-	164	1,229	164
Net earnings (loss) - diluted	$(24,885)	$92,540	$162,932	$302,894

Weighted average units outstanding	275,636	128,752	243,748	126,507

Effect of rights offering	-	9,222	6,177	9,061
Weighted average units outstanding - basic	275,636	137,974	249,925	135,568

Effect of trust unit warrants	8,363	-	5,261	-
Effect of stock options and other equity
compensation plans	257	53	181	33
Effect of convertible debt	-	1,488	3,896	372
Effect of rights offering	-	110	342	29
Weighted average units outstanding - diluted	284,256	139,625	259,605	136,002

Finance Charges
The following table provides a summary of the finance charges:
	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Interest:
Long-term debt	$20,846	$6,969	$101,108	$13,680
Other	27	40	2,883	151
Income	(193)	(204)	(483)	(455)
Amortization of debt issue costs	5,461	798	25,681	798
Accelerated amortization of debt issue costs
from voluntary debt repayment	8,313	-	18,212	-
Finance charges	$34,454	$7,603	$147,401	$14,174

Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory income tax rates as follows:

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
Earnings (loss) before income taxes	$(41,672)	$102,212	$162,273	$340,574
Federal and provincial statutory rate	29%	30%	29%	30%
Tax (recovery) at statutory rates	(12,085)	30,663	47,059	102,172
Adjusted for the effect of:
Non-deductible expenses	1,190	1,253	7,562	1,802
Non-taxable gains	(3,320)	(471)	(20,136)	(1,430)
Income taxed at lower rates	5,829	-	(30,983)	-
Income to be distibuted to unitholders, not
subject to tax in the Trust	(246)	(18,894)	(2,771)	(67,463)
Other	(8,155)	(2,715)	(161)	2,763
Income tax expense (recovery) before tax rate	$(16,787)	$9,836	$570	$37,844
reductions
Effective income tax rate			0%	11%

Segmented Information

Three months ended December 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$239,356	$49,119	-	$(2,408)	$286,067
Segment profit (loss)	(10,752)	(6,477)	(7,780)	-	(25,009)
Depreciation and amortization	31,882	4,781	(1,212)	-	35,451
Total assets	3,566,078	388,245	237,390	-	4,191,713
Goodwill	648,414	112,139	-	-	760,553
Capital expenditures	11,086	1,875	1,031	-	13,992

Three months ended December 31, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$261,379	$79,644	$-	$(5,974)	$335,049
Segment profit (loss) (1)	98,809	21,811	(9,095)	-	111,525
Depreciation and amortization	18,259	4,023	988	-	23,270
Total assets	4,289,517	448,697	95,488	-	4,833,702
Goodwill	729,390	112,139	-	-	841,529
Capital expenditures	89,616	8,466	1,228	-	99,310

Year ended December 31, 2009	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$1,030,852	$176,422	$-	$(9,828)	$1,197,446
Segment profit (loss)	210,784	10,934	(34,890)	-	186,828
Depreciation and amortization	118,889	17,186	1,925	-	138,000
Total assets	3,566,078	388,245	237,390	-	4,191,713
Goodwill	648,414	112,139	-	-	760,553
Capital expenditures	182,855	2,897	7,683	-	193,435

Year ended December 31, 2008	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$809,317	$308,624	$-	$(16,050)	$1,101,891
Segment profit (loss) (1)	302,061	86,088	(35,442)	-	352,707
Depreciation and amortization	57,076	22,966	3,787	-	83,829
Total assets	4,289,517	448,697	95,488	-	4,833,702
Goodwill	729,390	112,139	-	-	841,529
Capital expenditures	202,863	23,713	3,003	-	229,579

(1)Amounts have been restated to effect the removal of foreign exchange expense which is now excluded from the calculation of segment profit.

FOURTH QUARTER AND YEAR ENDED 2009 RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 10:00 a.m. MT (12:00 p.m. ET) on Friday, February 12, 2010.

The conference call dial in numbers are 866-223-7781 or 416-340-8018

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting "Investor Centre", then "Webcasts".  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until February 19, 2010 by dialing 1-800-408-3053 or 416-695-5800, pass code 5141527.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com